Baytex Energy Corp.
Consolidated Balance Sheets
(thousands of Canadian dollars) (unaudited)

As at	December 31, , 2010	December 31, 20099

ASSETS
Current assets
Cash	$-	$10,177
Accounts receivable	151,792	137,154
Crude oil inventory	1,802	1,384
Future income tax asset (note 12)	5,480	1,371
Financial derivative contracts (note 15)	13,921	29,453
	172,995	179,539

Future income tax asset (note 12)	150,190	418
Financial derivative contracts (note 15)	2,622	2,541
Petroleum and natural gas properties	1,683,650	1,663,752
Goodwill	37,755	37,755
	$2,047,212	$1,884,005

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$179,269	$180,493
Distributions payable to unitholders	22,742	19,674
Bank loan (note 4)	-	265,088
Convertible debentures (note 6)	-	7,736
Future income tax liability (note 12)	3,756	8,683
Financial derivative contracts (note 15)	20,312	4,650
	226,079	486,324

Bank loan (note 4)	303,773	-
Long-term debt (note 5)	150,000	150,000
Deferred credit (note 12)	109,800	-
Asset retirement obligations (note 7)	52,373	54,593
Future income tax liability (note 12)	167,302	179,673
Financial derivative contracts (note 15)	8,859	1,418
	1,018,186	872,008

SHAREHOLDERS’/UNITHOLDERS’ EQUITY
Shareholders’ capital (note 8)	1,390,034	-
Unitholders’ capital (note 8)	-	1,295,931
Conversion feature of convertible debentures (note 6)	-	374
Contributed surplus (note 9)	20,131	20,371
Accumulated other comprehensive loss (note 10)	(14,607)	(3,899)
Deficit	(366,532)	(300,780)
	1,029,026	1,011,997
	$2,047,212	$1,884,005
Commitments and contingencies (note 16) Subsequent events (note 18) See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share and per trust unit amounts) (unaudited)

	Three Months Ended December 311		Years Ended December 311
	2010	20099	2010	20099

Revenue
Petroleum and natural gas	$263,497	$237,962	$1,005,136	$789,743
Royalties	(36,755)	(40,367)	(162,332)	(130,705)
(Loss) gain on financial derivative contracts (note 15)	(11,632)	5,700	9,935	26,008
	215,110	203,295	852,739	685,046
Expenses
Operating	43,060	44,682	171,740	163,183
Transportation and blending	53,080	46,000	188,591	159,354
General and administrative	10,747	12,927	39,774	35,006
Unit-based compensation (note 9)	1,610	1,617	8,344	6,443
Interest (note 13)	6,832	6,459	26,670	32,685
Financing charges	218	322	1,643	5,496
Foreign exchange gain (note 14)	(5,138)	(3,391)	(9,148)	(22,824)
Depletion, depreciation and accretion	68,428	66,996	271,042	237,216
	178,837	175,612	698,656	616,559
Income before income taxes	36,273	27,683	154,083	68,487
Income tax (recovery) expense (note 12)
Current	(1,703)	3,939	8,512	11,370
Future	(19,613)	(4,212)	(32,060)	(30,457)
	(21,316)	(273)	(23,548)	(19,087)
Net income	$57,589	$27,956	$177,631	$87,574
Other comprehensive loss
Foreign currency translation adjustment (note 10)	(7,434)	(3,158)	(10,708)	(3,899)
Comprehensive income	$50,155	$24,798	$166,923	$83,675

Net income per common share or trust unit (note 11)
Basic	$0.51	$0.26	$1.59	$0.83
Diluted	$0.49	$0.25	$1.54	$0.82

Weighted average common shares or trust units (note 11)
Basic	113,002	108,474	111,450	104,894
Diluted	116,765	112,038	115,520	107,246

Consolidated Statements of Deficit
(thousands of Canadian dollars) (unaudited)
	Three Months Ended December 311		Years Ended December 311
	2010	20099	2010	20099

Deficit, beginning of period	$(360,708)	$(283,055)	$(300,780)	$(224,314)
Net income	57,589	27,956	177,631	87,574
Distributions to unitholders	(63,413)	(45,681)	(243,383)	(164,040)
Deficit, end of period	$(366,532)	$(300,780)	$(366,532)	$(300,780)

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended December 311		Years Ended December 311
	2010	20099	2010	20099

CASH PROVIDED BY (USED IN):
Operating activities
Net income	$57,589	$27,956	$177,631	$87,574
Items not affecting cash:
Unit-based compensation (note 9)	1,610	1,617	8,344	6,443
Unrealized foreign exchange gain (note 14)	(6,175)	(4,259)	(8,999)	(2,623)
Depletion, depreciation and accretion	68,428	66,996	271,042	237,216
Accretion on debentures and notes (notes 5 and 6)	(11)	16	31	2,908
Unrealized loss on financial derivative contracts (note 15)	22,948	9,230	38,194	54,810
Future income tax recovery	(19,613)	(4,212)	(32,060)	(30,457)
Realized foreign exchange gain on redemption of long-term debt (notes 5 and 14)	-	-	-	(23,685)
	124,776	97,344	454,183	332,186
Change in non-cash working capital	(14,376)	14,038	(9,967)	(27,878)
Asset retirement expenditures (note 7)	(799)	(156)	(2,778)	(1,146)
	109,601	111,226	441,438	303,162

Financing activities
Payments of distributions	(46,129)	(32,586)	(188,615)	(136,409)
(Decrease) increase in bank loan	(4,458)	(2,997)	48,045	64,181
Repayment of convertible debentures (note 6)	(341)	-	(341)	-
Redemption of long-term debt (note 5)	-	-	-	(196,411)
Proceeds from issuance of long-term debt (note 5)	-	-	-	150,000
Issuance of trust units (note 8)	7,854	15,229	26,021	135,581
Issuance costs (note 8)	-	-	-	(6,101)
	(43,074)	(20,354)	(114,890)	10,841

Investing activities
Petroleum and natural gas property expenditures	(55,175)	(45,471)	(236,979)	(157,044)
Acquisition of petroleum and natural gas properties	(4,846)	(37,143)	(24,763)	(133,155)
Corporate acquisition (note 3)	-	-	(40,914)	-
Disposition of petroleum and natural gas properties	896	60	19,033	78
Acquisition of financing entities (note 12)	-	-	(38,000)	-
Additions of corporate assets	(166)	(4,204)	(8,457)	(7,050)
Change in non-cash working capital	(8,101)	4,413	(5,956)	(6,587)
	(67,392)	(82,345)	(336,036)	(303,758)
Impact of foreign exchange on cash balances	(303)	(193)	(689)	(68)
Change in cash	(1,168)	8,334	(10,177)	10,177
Cash, beginning of period	1,168	1,843	10,177	-
Cash, end of year	$-	$10,177	$-	$10,177

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Notes to the Consolidated Financial Statements
Three months and years ended December 31, 2010 and 2009
(all tabular amounts in thousands of Canadian dollars, except per common share and per trust unit amounts) (unaudited)

1.	BASIS OF PRESENTATION AND CORPORATE CONVERSION

Baytex Energy Corp. (the “Company” or “Baytex”) is a Calgary, Alberta based conventional oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States of America.

At year-end 2010, Baytex Energy Trust (the "Trust") completed a plan of arrangement under the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the "Arrangement").  Pursuant to the Arrangement: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for common shares of the Company on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that the Company became the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis, and accordingly, the consolidated financial statements reflect the financial position, results of operations, and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

The consolidated financial statements include the accounts of Baytex and subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2009. The interim consolidated financial statements contain disclosures, which are supplemental to the Company’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted in the interim consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

2.	CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”)

In 2006, Canada’s Accounting Standards Board (the “AcSB”) ratified a strategic plan to converge Canadian GAAP with IFRS by 2011 for publicly accountable entities. On February 13, 2008 the AcSB confirmed that IFRS would replace Canadian GAAP for public companies beginning January 1, 2011. As a result, Baytex will issue financial statements under IFRS in 2011.

3.	CORPORATE ACQUISITION

On May 26, 2010, Baytex Energy Ltd. (“Baytex Energy”), a wholly-owned subsidiary of Baytex, acquired all the issued and outstanding shares of a private company, a junior heavy oil producer with operational focus in east central Alberta through to west central Saskatchewan, for total consideration of $40.9 million (net of cash acquired). The acquisition has been accounted for as a business combination using the purchase method of accounting. The fair value of the assets acquired and liabilities assumed at the date of acquisition is summarized below:

Consideration for the acquisition:
Cash paid (net of cash acquired)	$40,314
Costs associated with acquisition	600
Total purchase price	$40,914

Allocation of purchase price:
Working capital	$286
Property, plant and equipment	50,540
Asset retirement obligations	(1,371)
Future income tax liability	(8,541)
Total net assets acquired	$40,914

4.	BANK LOAN

	As at December 311
	2010	20099
Bank loan	$303,773	$265,088

Baytex Energy has established credit facilities with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. In June 2010, Baytex Energy reached agreement with its lending syndicate to amend the revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term-out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of Baytex Energy’s assets. The weighted average interest rate on the bank loan for the year ended December 31, 2010 was 4.60% (December 31, 2009 – 4.42%).

5.	LONG-TERM DEBT

	As at December 311
	2010	20099
9.15% Series A senior unsecured debentures	$150,000	$150,000

On August 26, 2009, Baytex issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are subordinate to Baytex Energy’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Company’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, Baytex Energy redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount US$0.2 million) for an aggregate redemption price of $196.4 million. These notes were unsecured and were subordinate to Baytex Energy’s bank credit facilities. These notes were carried at amortized cost, net of a discontinued fair value hedge. The notes accreted up to the principal balance at maturity using the effective interest method. Baytex Energy recorded accretion expense of $2.8 million for the year ended December 31, 2009. The effective interest rate applied was 10.6%. The discontinued fair value hedge was recognized in interest expense upon redemption of the senior subordinated notes.

6.	CONVERTIBLE DEBENTURES

	Number of Convertiblee Debenturess	Convertible e Debentures	Conversion Feature e of Debentures
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(2,583)	(2,544)	(124)
Accretion	-	85	-
Balance, December 31, 2009	7,815	$7,736	$374
Conversion	(7,474)	(7,426)	(358)
Accretion	-	31	-
Repayment on maturity	(341)	(341)	(16)
Balance, December 31, 2010	-	$-	$-

In June 2005, Baytex issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures paid interest semi-annually and were convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. On the December 31, 2010 maturity date, the outstanding $0.3 million principal amount was repaid at par value.

The debentures were classified as debt net of the fair value of the conversion feature which was classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion accreted up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid were expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity was reclassified to unitholders’ capital along with the principal amount converted.

7.	ASSET RETIREMENT OBLIGATIONS

	As at December 311
	2010	20099
Balance, beginning of year	$54,593	$49,351
Liabilities incurred	769	1,320
Liabilities settled	(2,778)	(1,146)
Acquisition of liabilities	1,371	3,268
Disposition of liabilities	(840)	(146)
Accretion	4,515	4,184
Change in estimate(1)	(5,249)	(2,212)
Foreign exchange	(8)	(26)
Balance, end of year	$52,373	$54,593

(1) Changes in the status of wells and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The future amount of estimated cash flow required to settle the retirement obligations at an estimated annual inflation rate of 2.0% is $288.8 million. The amount of estimated cash flow required to settle the retirement obligations at December 31, 2010, discounted at a credit-adjusted risk free rate of 8.0% is $52.4 million.

8.	SHAREHOLDERS’/UNITHOLDERS’ CAPITAL

Unitholders’ Capital
	Number of Unitss	Amount t
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of income tax	-	(5,072)
Issued on conversion of debentures	175	2,667
Issued on exercise of unit rights	2,059	20,523
Transfer from contributed surplus on exercise of unit rights	-	7,306
Issued pursuant to distribution reinvestment plan	1,445	25,540
Balance, December 31, 2009	109,299	$1,295,931
Issued on conversion of debentures	507	7,784
Issued on exercise of unit rights	2,337	26,021
Transfer from contributed surplus on exercise of unit rights	-	8,600
Issued pursuant to distribution reinvestment plan	1,569	51,698
Exchanged for common shares, pursuant to the Arrangement	(113,712)	(1,390,034)
Balance, December 31, 2010	-	$-

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at December 31, 2010, no preferred shares have been issued by the Company.

Shareholders’ Capital
	Number of Common Shares s	Amount t
Balance, December 31, 2009	-	$-
Issued pursuant to the Arrangement	113,712	1,390,034
Balance, December 31, 2010	113,712	$1,390,034

9.	EQUITY BASED INCENTIVE PLANS

Long Term Incentive Plans

The Trust had a Trust Unit Rights Incentive Plan (the “Unit Rights Plan”) pursuant to which rights to acquire trust units ("unit rights") were granted to eligible directors, officers, employees and other service providers of the Trust and its subsidiaries. The maximum number of trust units issuable pursuant to the Unit Rights Plan was a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which were issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units resulted in an increase in the number of trust units available for issuance under the Unit Rights Plan, and any exercises of unit rights made new grants available under the Unit Rights Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Unit Rights Plan. Under the Unit Rights Plan, unit rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date.

The Unit Rights Plan provided that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria. Effective November 16, 2009, the Unit Rights Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price. Effective October 25, 2010, the Unit Rights Plan was amended to provide holders of unit rights who are not subject to taxation in the United States with the ability to elect at the time of exercise to pay an exercise price per unit right equal to (i) the original exercise price reduced for distributions and dividends paid subsequent to grant date or (ii) the original exercise price.

Baytex recorded compensation expense of $1.6 million for the three months ended December 31, 2010 (three months ended December 31, 2009 - $1.6 million) and $8.3 million for the year ended December 31, 2010 (year ended December 31, 2009 - $6.4 million) related to the unit rights granted under the Unit Rights Plan.

Pursuant to the terms of the Unit Rights Plan, the Arrangement (as described in note 1) constituted a capital reorganization which resulted in each holder of unit rights exchanging such rights for equivalent rights to acquire common shares of Baytex ("share rights") on a one-for-one basis on December 31, 2010. The share rights are subject to the terms of the Common Share Rights Incentive Plan of Baytex (the "Share Rights Plan").  The Share Rights Plan is substantially similar to the Unit Rights Plan other than amendments necessary to reflect:

(a)	the entitlement of holders to receive common shares instead of trust units;

(b)
the exercise price, as calculated for unit rights outstanding at the effective time of the Arrangement, will be carried forward under the Share Rights Plan and, if applicable, future adjustments to the exercise price after the completion of the Arrangement will be based on dividends paid on the common shares of Baytex rather than distributions paid on the trust units of the Trust; and

(c)	the administration of the Share Rights Plan will be carried out by Baytex as opposed to Baytex Energy.

As a result of the adoption of the Share Award Incentive Plan (as described below), no further grants will be made under the Share Rights Plan.

Baytex uses the binomial-lattice model to calculate the estimated weighted average fair value of $9.00 per unit right for unit rights issued during the year ended December 31, 2010 (year ended December 31, 2009 - $6.38 per unit right). The following assumptions were used to arrive at the estimate of fair values:

Years Ended December 311
	2010	20099
Expected annual exercise price reduction (on unit rights with a declining exercise price)	$2.16 – $2.40	$1.44 – $2.16
Expected volatility	43% - 44%	39% - 43%
Risk-free interest rate	1.99% - 3.02%	1.78% - 2.72%
Expected life of unit rights (years)(1)	Variouss	Variouss

(1) The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected lives of share rights or unit rights. The maximum term is limited to five years by the Share Rights Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price (1)
Balance, December 31, 2008	8,449	$14.58
Granted (2)	1,844	24.87
Exercised	(2,059)	9.97
Forfeited	(114)	16.43
Balance, December 31, 2009	8,120	$16.68
Granted (2)	190	32.71
Exercised	(2,337)	11.13
Forfeited	(212)	20.35
Exchanged for share rights pursuant to the Arrangement	(5,761)	17.02
Balance, December 31, 2010	-	$-

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights	Weighted average exercise price (1)
Balance, December 31, 2009	-	$-
Issued pursuant to the Arrangement	5,761	17.02
Balance, December 31, 2010	5,761	$17.02

(1)	Weighted average exercise price reflects the exercise price at date of exchange.

The following table summarizes information about the share rights outstanding at December 31, 2010:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at December 31, 2010	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2010	Weighted Average Exercise Price	Number Outstanding at December 31, 2010	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2010	Weighted Average Exercise Price
$6.88 to $13.00	10	$12.80	3.2	-	$-	1,395	$12.60	1.9	1,228	$12.70
$13.01 to $20.00	3,093	18.40	2.5	2,188	18.79	2,802	14.23	2.2	1,994	14.04
$20.01 to $27.00	1,283	22.50	1.4	1,090	22.29	1,206	24.84	3.9	398	24.84
$27.01 to $34.00	1,318	28.04	3.9	398	27.75	305	28.45	4.0	56	27.77
$34.01 to $41.00	54	36.97	4.7	-	-	50	36.80	4.7	-	-
$41.01 to $47.72	3	44.96	5.0	-	-	3	44.83	5.0	-	-
$6.88 to $47.72	5,761	$21.69	2.6	3,676	$20.79	5,761	$17.02	2.6	3,676	$14.97

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2008	$21,234
Compensation expense	6,443
Transfer from contributed surplus on exercise of unit rights (1)	(7,306)
Balance, December 31, 2009	$20,371
Compensation expense	8,344
Transfer from contributed surplus on exercise of unit rights (1)	(8,600)
Convertible debentures matured	16
Balance, December 31, 2010	$20,131

(1)	Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

Psge 8 of 19

Share Award Incentive Plan

In connection with the Arrangement, the unitholders of the Trust approved, at a special meeting held on December 9, 2010, the adoption by the Company effective January 1, 2011 of a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "Share Awards") may be granted to the directors, officers, employees and other service providers of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant. Each performance award entitles the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier. The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

On January 11, 2011, the Compensation Committee of the Board of Directors approved the initial awards under the Share Award Incentive Plan. An aggregate of 228,853 performance awards and 360,847 restricted awards, with 50% to be granted effective January 18, 2011 and the remaining 50% to be granted in July 2011, were awarded to eligible directors, officers, employees and other service providers of the Company and its subsidiaries. The July 2011 grants are conditional on the grantee continuing to be a service provider to the Company or its subsidiaries.

The Company recorded no compensation expense for the year ended December 31, 2010 related to the Share Awards as none were granted during the year ended December 31, 2010.

10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at December 311
	2010	20099
Balance, beginning of year	$(3,899)	$-
Foreign currency translation adjustment	(10,708)	(3,899)
Balance, end of year	$(14,607)	$(3,899)

Accumulated other comprehensive loss is composed entirely of currency translation adjustments on the translation of self-sustaining foreign operations. The Company’s foreign operations are considered to be “self-sustaining operations”, as they are financially and operationally independent of the Canadian operations. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date, while revenues and expenses are translated using the average exchange rate for the three month and year ended December 31, 2010. Translation gains and losses are deferred and included in accumulated other comprehensive loss in shareholders’ equity and are recognized in net income when there has been a reduction in the net investment.

11.	NET INCOME PER COMMON SHARE AND PER TRUST UNIT

Baytex applies the treasury stock method to assess the dilutive effect of outstanding share rights or unit rights on net income per common share or trust unit. The trust units issuable on conversion of convertible debentures were included in the calculation of the diluted weighted average number of common shares or trust units outstanding:

	Three Months Ended December 31
	2010			20099
	Net incomee	Common shares	Net income per r common sharee	Net incomee	Trust units	Net income per trust t unit t
Net income per common share or trust unit - basic	$57,589	113,002	$0.51	$27,956	108,474	$0.26
Dilutive effect of share rights or unit rights	-	3,464		-	2,995
Conversion of convertible debentures	44	299		108	569
Net income per common share or trust unit - diluted	$57,633	116,765	$0.49	$28,064	112,038	$0.25

For the three months ended December 31, 2010, 46,500 share rights (three months ended December 31, 2009 – 1.4 million unit rights) were excluded in calculating the weighted average number of diluted common shares or trust units outstanding as they were anti-dilutive.

	Years Ended December 31
	2010			20099
	Net incomee	Common shares	Net income perr common sharee	Net incomee	Trust units	Net income per trust t unit t
Net income per common share or trust unit - basic	$177,631	111,450	$1.59	$87,574	104,894	$0.83
Dilutive effect of share rights or unit rights	-	3,673		-	1,697
Conversion of convertible debentures	297	397		502	655
Net income per common share or unit - diluted	$177,928	115,520	$1.54	$88,076	107,246	$0.82

For the year ended December 31, 2010, 0.1 million share rights (year ended December 31, 2009 – 1.6 million unit rights) were excluded in calculating the weighted average number of diluted common shares or trust units outstanding as they were anti-dilutive.

12.	INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:
	Years Ended December 311
	2010	20099
Income before income taxes	$154,083	$68,487
Expected income tax expense at the statutory rate of 28.49% (2009 – 29.48%)	43,898	20,190
Increase (decrease) in income taxes resulting from:
Net income of the Trust prior to the Arrangement	(69,342)	(50,474)
Non-taxable portion of foreign exchange gain	(1,333)	(2,994)
Effect of change in income tax rate	(1,285)	601
Effect of change in opening tax pool balances	(6,373)	5,501
Effect of change in valuation allowance	-	(5,374)
Unit-based compensation	2,377	1,899
Other	(2)	194
Future income tax recovery	(32,060)	(30,457)
Current income tax expense	8,512	11,370
Income tax recovery	$(23,548)	$(19,087)

The components of the net future income tax liability are as follows:
	As at December 311
	2010	20099
Future income tax liabilities:
Petroleum and natural gas properties	$(205,104)	$(200,820)
Financial derivative contracts	(707)	(749)
Partnership deferral	(52,804)	-
Other	(2,920)	(5,438)
Future income tax assets:
Asset retirement obligations	13,480	13,929
Non-capital losses	225,888	13,185
Financial derivative contracts	2,390	418
Finance costs	2,665	220
Net future income tax liability-long-term(1)	$(17,112)	$(179,255)
Current portion of future income tax liability(2)	(3,756)	(8,683)
Current portion of future income tax asset(2)	5,480	1,371
Net future income tax liability-current	$1,724	$(7,312)
Net future income tax liability-total	$(15,388)	$(186,567)

(1) Non-capital loss carry-forwards totaled $822.9 million (December 31, 2009 - $48.4 million) and expire from 2014 to 2030.
(2) The current portion of future income tax asset and liability are derived from the current portion of financial derivative contracts.

In May 2010, Baytex acquired a number of private entities for use in its internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of a future income tax asset of approximately $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

13.	INTEREST EXPENSE

Baytex incurred interest expense on its outstanding debts as follows:

	Three Months Ended December 311		Years Ended December 311
	2010	20099	2010	20099
Bank loan and other	$3,334	$2,847	$12,530	$9,394
Long-term debt	3,431	3,459	13,725	22,578
Convertible debentures	67	153	415	713
Interest expense	$6,832	$6,459	$26,670	$32,685

14.	SUPPLEMENTAL INFORMATION

Supplemental Cash Flow Information

Baytex made the following cash outlays in respect of interest, financing charges and current income taxes paid:

	Three Months Ended December 311		Years Ended December 311
	2010	20099	2010	20099
Interest paid	$1,975	$2,379	$26,826	$33,002
Financing charges paid	$30	$288	$1,674	$5,278
Current income taxes paid	$2,071	$3,968	$8,439	$10,534

Foreign Exchange (Gain) Loss
	Three Months Ended December 311		Years Ended December 311
	2010	2009 9	2010	20099
Unrealized foreign exchange gain	$(6,175)	$(4,259)	$(8,999)	$(2,623)
Realized foreign exchange loss (gain) (1)	1,037	868	(149)	(20,201)
Foreign exchange gain	$(5,138)	$(3,391)	$(9,148)	$(22,824)

(1) The retirement of the US$ senior subordinated notes on September 25, 2009 resulted in a realized gain of $51.0 million. Only $23.7 million of this gain is recognized in the twelve months ended December 31, 2009 as $27.3 million was reported in prior periods as an unrealized foreign exchange gain through the translation process at each period end.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, convertible debentures, financial derivative contracts and long-term debt.

Classification of Financial Instruments

Under GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale and other financial liabilities.

The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan, convertible debentures and long-term debt, are equal to their book amounts due to the short-term maturity of these instruments. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures. Baytex expenses all financial instrument transaction costs immediately.

Baytex classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company’s financial instruments on the consolidated balance sheets are classified into the following categories:

	December 31, 2010		December 31, 2009
	Carrying Valuee	Fair Valuee	Carrying Valuee	Fair Valuee	Fair Value e Measurement Hierarchy	y
Financial Assets
Held-for-trading
Cash	$-	$-	$10,177	$10,177	Level 1
Derivatives designated as held-for- trading	16,543	16,543	31,994	31,994	Level 2
Total held-for-trading	$16,543	$16,543	$42,171	$42,171
Loans and receivables
Accounts receivable	$151,792	$151,792	$137,154	$137,154	-
Total loans and receivables	$151,792	$151,792	$137,154	$137,154
Financial Liabilities
Held-for-trading
Derivatives designated as held-for- trading	$(29,171)	$(29,171)	$(6,068)	$(6,068)	Level 2
Total held-for-trading	$(29,171)	$(29,171)	$(6,068)	$(6,068)

Other financial liabilities
Accounts payable and accrued liabilities	$(179,269)	$(179,269)	$(180,493)	$(180,493)	-
Distributions payable to unitholders	(22,742)	(22,742)	(19,674)	(19,674)	-
Bank loan	(303,773)	(303,773)	(265,088)	(265,088)	-
Convertible debentures	-	-	(7,736)	(15,474)	Level 1
Long-term debt	(150,000)	(163,875)	(150,000)	(162,750)	Level 1
Total other financial liabilities	$(655,784)	$(669,659)	$(622,991)	$(643,479)

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk
Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada – United States exchange rate.

At December 31, 2010, Baytex had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price (1)))
Forward sales	January 1, 2010 to March 31, 2011	US$ 5.0 million	1.1500
Forward sales	January 1, 2010 to December 31, 2011	US$ 5.0 million	1.0711
Forward sales	April 1, 2010 to March 31, 2011	US$ 1.0 million	1.0185
Forward sales	June 1, 2010 to June 30, 2012	US$ 1.0 million	1.0250
Forward sales	January 1, 2011 to December 31, 2011	US$ 3.0 million	1.0677
Forward sales	January 1, 2011 to June 30, 2012	US$ 3.0 million	1.0622
Forward sales	January 1, 2011 to August 31, 2012	US$ 1.0 million	1.0565
Forward sales	January 1, 2011 to September 30, 2012	US$ 1.5 million	1.0553
Forward sales	November 1, 2011 to October 31, 2013	US$ 1.0 million	1.0433

(1) Based on the weighted average exchange rate (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes due to changes in the fair value of the currency swaps, as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at December 31, 2010.

$0.01 Increase e (Decrease) in CAD/USD Exchangee Rate
Loss (gain) on currency forward sales agreements	$2,469
Loss (gain) on other monetary assets/liabilities	1,736
Impact on income before income taxes and comprehensive income	$4,205

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2010	December 31, 2009 9	December 31, 2010	December 31, 20099
U.S. dollar denominated	US$ 72,713	US$ 67,389 9	US$ 230,234	US$ 198,6900

Interest rate risk
The Company’s interest rate risk arises from its floating rate bank credit facilities. As at December 31, 2010, $303.8 million of the Company’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the year ended December 31, 2010 by approximately $3.1 million. Baytex uses a combination of short-term and long-term debt to finance its operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

At December 31, 2010, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount t	Fixed interest ratee	Floating rate index x
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3-month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at December 31, 2010, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized loss in year ended December 31, 2010 by approximately $3.7 million.

Commodity Price Risk
Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2010, a 10% increase would increase the unrealized loss at December 31, 2010 by $36.4 million, while a 10% decrease would decrease the unrealized loss at December 31, 2010 by $35.9 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2010, a 10% increase would increase the unrealized loss at December 31, 2010 by $1.9 million, while a 10% decrease would decrease the unrealized loss at December 31, 2010 by $2.0 million.

Financial Derivative Contracts

At December 31, 2010, Baytex had the following financial derivative contracts:

Oil	Period	Volumee	Price/Unit t	Index x
Time spread	January 2011	2,000 bbl/dd	Dec 2011 less US$3.200	WTI I
Fixed – Sell	January to June 2011	500 bbl/dd	US$91.699	WTI I
Price collar	July to December 2011	500 bbl/dd	US$90.00 – 95.000	WTI I
Price collar	Calendar 2011	1,000 bbl/dd	US$90.00 – 98.000	WTI I
Fixed – Sell	Calendar 2011	1,500 bbl/dd	US$86.600	WTI I
Fixed – Sell	Calendar 2011	1,000 bbl/dd	US$85.799	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/dd	US$87.155	WTI I
Fixed – Sell	Calendar 2011	500 bbl/dd	US$86.600	WTI I
Fixed – Sell	Calendar 2011	500 bbl/dd	US$85.400	WTI I
Fixed – Sell	Calendar 2011	500 bbl/dd	US$85.400	WTI I
Fixed – Sell	Calendar 2011	500 bbl/dd	US$90.005	WTI I
Fixed – Sell	Calendar 2011	500 bbl/dd	US$90.755	WTI I
Price collar	Calendar 2011	500 bbl/dd	US$85.00 – 90.000	WTI I
Price collar	Calendar 2011	500 bbl/dd	US$85.00 – 92.500	WTI I
Price collar	Calendar 2011	500 bbl/dd	US$87.50 – 92.000	WTI I
Price collar	Calendar 2011	500 bbl/dd	US$89.00 – 92.200	WTI
Price collar	Calendar 2011	500 bbl/dd	US$89.00 – 92.300	WTI I
Fixed – Sell	Calendar 2011	1,000 bbl/dd	WTI x 82.00%0	WCS

Natural Gas	Period	Volumee	Price/Unit t	Index x
Sold call	March 2011	3,000 mmBtu/dd	US$6.255	NYMEX
Sold call	July to December 2011	3,000 mmBtu/dd	US$6.255	NYMEX
Sold call	July to December 2011	3,000 mmBtu/dd	US$5.000	NYMEX
Fixed – Sell	July to December 2011	2,500 mmBtu/dd	US$4.500	NYMEX
Fixed - Sell	July to December 2011	2,500 mmBtu/dd	US$4.622	NYMEEX
Basis swap	Calendar 2011	4,000 mmBtu/dd	NYMEX less US$0.6155	AECO
Basis swap	Calendar 2011	2,000 mmBtu/dd	NYMEX less US$0.4900	AECO
Sold call	Calendar 2012	6,000 mmBtu/dd	US$5.255	NYMEX

Financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended December 311		Years Ended December 311
	2010	20099	2010	20099
Realized gain on financial derivative contracts	$11,316	$14,930	$48,129	$80,818
Unrealized loss on financial derivative contracts	(22,948)	(9,230)	(38,194)	(54,810)
(Loss) gain on financial derivative contracts	$(11,632)	$5,700	$9,935	$26,008

Subsequent to December 31, 2010, Baytex added the following financial derivative contracts:

Oil	Period	Volumee	Price/Unit t	Index x
Fixed – Sell	March to December 2011	500 bbl/dd	US$95.10	WTI
Fixed – Sell	March to December 2011	500 bbl/dd	US$96.24	WTI
Fixed – Sell	March to December 2011	500 bbl/dd	US$100.76	WTI
Fixed – Sell	March to December 2011	250 bbl/dd	US$102.28	WTI
Fixed – Sell	March to December 2011	250 bbl/dd	US$104.40	WTI
Price collar	March to December 2011	250 bbl/dd	US$95.00 – 107.20	WTI
Price collar	March to December 2011	200 bbl/dd	US$100.00 – 112.60	WTI
Time spread	March to December 2011	500 bbl/dd	Dec 2013 plus US$1.400	WTI
Time spread	July 2011	2,500 bbl/dd	Dec 2013 less s US$2.750	WTI
Time spread	August 2011	2,500 bbl/dd	Dec 2013 lesss US$2.311	WTI
Price collar	Calendar 2011	200 bbl/dd	US$91.50 – 94.85	WTI
Price collar	Calendar 2011	200 bbl/dd	US$92.50 – 96.65	WTI
Price collar	Calendar 2011	300 bbl/dd	US$91.00 – 97.60	WTI
Fixed – Sell	Calendar 2011	200 bbl/dd	US$93.20	WTI
Fixed – Sell	Calendar 2011	200 bbl/dd	US$94.30	WTI I
Fixed – Sell	Calendar 2011	300 bbl/dd	US$94.45	WTI I
Fixed – Sell	February 2011 to December 2012	500 bbl/dd	US$98.33	WTI I

Natural Gas	Period	Volumee	Price/Unit t	Index x
Fixed – Sell	Calendar 2011	3,000 mmBtu/dd	US$4.71	NYMEX
Fixed – Sell	Calendar 2011	1,000 mmBtu/dd	US$4.90	NYMEX

Physical Delivery Contracts

At December 31, 2010, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts do not meet the definition of a financial instrument; therefore, no asset or liability has been recognized in the financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit t
LLK Blend	June to August 2011	2,000 bbl/d d	WTI less US$14.755
WCS Blend	June to August 2011	500 bbl/d d	WTI less US$15.500
WCS Blend	April to June 2011	2,000 bbl/d d	WTI less US$15.800
WCS Blend	April to June 2011	1,000 bbl/d d	WTI less US$16.000
WCS Blend	July to September 2011	2,000 bbl/d d	WTI less US$15.600
WCS Blend	July to September 2011	1,000 bbl/d d	WTI less US$16.000
LLB Blend	January to March 2011	2,000 bbl/d d	WTI less US$15.000
LLB Blend	January to September 2011	1,000 bbl/d d	WTI less US$15.255
WCS Blend	Calendar 2011	2,000 bbl/d d	WTI less US$15.388
WCS Blend	Calendar 2011	1,000 bbl/d d	WTI x 82.00%
WCS Blend	Calendar 2011	1,000 bbl/d d	WTI x 82.90%
WCS Blend	Calendar 2011	1,000 bbl/d d	WTI less US$16.00 0
WCS Blend	Calendar 2011	500 bbl/d d	WTI less US$15.00 0
WCS Blend	Calendar 2012	2,000 bbl/d d	WTI less US$16.50 0
WCS Blend	January to June 2013	3,000 bbl/d d	WTI less US$17.00 0

Natural Gas	Period	Volume	Price/Unit t
Fixed – Sell	February to November 2011	2,500 GJ/dd	AECO Cdn$5.033
Price collar	Calendar 2011	2,500 GJ/dd	AECO Cdn$5.50 – 7.100
Fixed – Sell	Calendar 2011	1,000 GJ/dd	AECO Cdn$4.800
Fixed – Sell	Calendar 2011	1,000 GJ/dd	AECO Cdn$4.711
Fixed – Sell	Calendar 2011	1,000 GJ/dd	AECO Cdn$4.822
Fixed – Sell	Calendar 2011	1,000 GJ/dd	AECO Cdn$4.888
Fixed – Sell	Calendar 2011	1,000 GJ/dd	AECO Cdn$5.000

Subsequent to December 31, 2010, Baytex added the following physical delivery contracts:

Heavy Oil	Period	Volumee	Price/Unit t
WCS Blend	April to December 2011	2,000 bbl/dd	WTI x 80.25%
WCS Blend	June to August 2011	1,000 bbl/dd	WTI less US$17.000

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at December 31, 2010, Baytex had available unused bank credit facilities in the amount of $246.2 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total l	Less than 1 year r	1-2 years	3-5 years	Beyond 5 years s
Accounts payable and accrued liabilities	$179,269	$179,269	$-	$-	$-
Distributions payable to unitholders	22,742	22,742	-	-	-
Bank loan (1)	303,773	-	303,773	-	-
Long-term debt (2)	150,000	-	-	-	150,000
	$655,784	$202,011	$303,773	$-	$150,000

(1)
The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2)	Principal amount of instrument.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. Baytex manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis. Credit risk may also arise from financial derivative contracts. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts. For the year ended December 31, 2010, $0.4 million was written-off in relation to balances already provided for in 2009 (year ended December 31, 2009 - $0.1 million write-off). As at December 31, 2010, a balance of $1.9 million (December 31, 2009 - $2.3 million) has been set up as allowance for doubtful accounts.

As at December 31, 2010, accounts receivable included a $4.8 million balance over 90 days (December 31, 2009 - $8.5 million) and considered past due.

16.	COMMITMENTS AND CONTINGENCIES

At December 31, 2010, Baytex had the following obligations under operating leases and processing and transportation agreements:

	Total l	Less than 1 year r	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years s
Operating leases	$55,645	$5,667	$5,687	$5,748	$6,066	$6,218	$26,259
Processing and transportation agreements	4,207	3,175	899	107	26	-	-
Total	$59,852	$8,842	$6,586	$5,855	$6,092	$6,218	$26,259

At December 31, 2010, the following physical power contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company's expected usage requirements. Physical power contracts do not meet the definition of a financial instrument; therefore, no asset or liability has been recognized in the financial statements.

Power	Period	Volume e	Price/Unit t
Fixed – Buy	July 2010 to December 2011	0.2 MW	Cdn$49.11/MWh
Fixed – Buy	January to December 2011	0.2 MW	Cdn$47.71/MWh
Fixed – Buy	January to December 2011	0.2 MW	Cdn$46.75/MWh
Fixed – Buy	January to December 2011	0.3 MW	Cdn$45.46/MWh

Other

During 2009, Baytex implemented an Income Tracking Unit Plan. Liabilities incurred under this plan are settled in cash on predetermined dates, contingent upon attainment of prescribed payment conditions, including the participant’s service status with Baytex and the intrinsic value of reference share rights. Liabilities are recorded when the likelihood of the prescribed payment conditions being met can be reasonably estimated. At December 31, 2010, a liability of $0.4 million has been accrued (December 31, 2009 - $0.1 million).

At December 31, 2010 and December 31, 2009, there were no outstanding letters of credit.

In connection with a purchase of properties in 2005, Baytex Energy became liable for contingent consideration whereby an additional amount would be payable by Baytex Energy if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at December 31, 2010, additional payments totaling $9.6 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable, what amount, if any, further payments will be required for the remaining year under this agreement; therefore, no accrual has been made.

Baytex is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Company’s financial position or reported results of operations.

17.	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), and the principal amount of long-term debt and long-term bank loan. At December 31, 2010, total monetary debt was $502.2 million.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, Baytex may adjust the amount of its dividends, adjust its level of capital spending, issue new common shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. The Company’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, Baytex continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

Although Baytex has changed its legal form to a corporation, its financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

Baytex is subject to financial covenants relating to its senior unsecured debentures and the credit facilities of Baytex Energy. Baytex is in compliance with all financial covenants.

18.	SUBSEQUENT EVENTS

An agreement was reached on January 1, 2011 between Baytex Energy and its lending syndicate to increase the amount of the credit facilities to $625 million (from $550 million), to decrease its margins on advances based on the prime lending rate, bankers’ acceptance rates or LIBOR rates and to decrease standby fees. The credit facilities were further increased to $650 million (from $625 million) effective February 17, 2011.

On February 3, 2011, Baytex Energy completed the acquisition of heavy oil assets located in the Seal area of northern Alberta and the Lloydminster area of western Saskatchewan. The assets were acquired through a combination of a corporate acquisition of a private company and an asset acquisition. The total consideration for the acquisitions of $159.4 million (net of adjustments) was funded by drawing on Baytex Energy’s revolving credit facilities.

On February 17, 2011 Baytex Energy issued US$ 150 million in 10 year senior unsecured debentures at par bearing a coupon rate of 6.75%, and used the net proceeds from this issue to repay a portion of the amount drawn in Canadian currency on its credit facilities.